                        SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            The Aristotle Corporation
               -----------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


               -----------------------------------------------------
                                 (CUSIP Number)

                              Janet Langford Kelly
               Senior Vice President, Secretary and General Counsel
                              Sara Lee Corporation
                           Three First National Plaza
                            Chicago, Illinois 60602
                                 (312) 726-2600
                  (Name, Address and Telephone Number of Persons
               -----------------------------------------------------
                 Authorized to Receive Notices and Communications)


                                 March 3, 1998
              (Date of Event which Requires Filing of this Statement)
               -----------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                         (Continued on following page)

Page 1 of 14 Pages                                     Exhibit Index at Page 14

CUSIP No.                            13D                     Page 2 of 14 Pages


   1   NAME OF REPORTING PERSON. . . . . . . . . . . . .    SARA LEE CORPORATION
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                            36-2089049

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                     (b) / /

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*. . . . . . . . . . . . . . . . . . . . .            OO

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e) . . . . . . . . . . . . . .           / /


   6   CITIZENSHIP OR PLACE OF ORGANIZATION . . . . . . .   Maryland corporation


                    7   SOLE VOTING POWER. . . . . . . . . . . . .    670,411

     NUMBER OF
       SHARES       8   SHARED VOTING POWER  . . . . . . . . . . .      -0-
    BENEFICIALLY
      OWNED BY
        EACH        9   SOLE DISPOSITIVE POWER . . . . . . . . . .      -0-
     REPORTING
       PERSON
        WITH        10  SHARED DISPOSITIVE POWER . . . . . . . . .      -0-


  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON  . . . . . . . . . . . . . . . . . .    670,411


  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                        / /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) . . . . .    36.7%


  14   TYPE OF REPORTING PERSON*. . . . . . . . . . . . . . . . . .     CO

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)

CUSIP No.                            13D                     Page 3 of 14 Pages

ITEM 1.   SECURITY AND ISSUER

          This statement relates to the Common Stock, $.01 par value ("Common Stock"), and the Series E Convertible Preferred Stock, $.01 par value ("Series E Preferred Stock") (the Common Stock and Series E Preferred Stock being collectively called "Shares") of The Aristotle Corporation, a Delaware corporation ("Company"). The Company's principal executive offices are located at 78 Olive Street, New Haven, Connecticut 06511.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is filed by Sara Lee Corporation, a Maryland corporation ("Sara Lee"). Sara Lee is a global manufacturer and marketer of high-quality, brand-name products for consumers throughout the world. The address of the principal business and principal office of Sara Lee is Three First National Plaza, Chicago, Illinois 60602-4260.

          Information responsive to Items 2(a), 2(b), 2(c) and 2(f) of
Schedule 13D in respect of each of the executive officers and directors of Sara Lee is set forth in Annex I to this Schedule 13D and is incorporated herein by reference.

          During the last five years, neither Sara Lee nor, to its knowledge, any of its executive officers or directors (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Stockholders' Agreement described in Item 6 of this statement was entered into by Sara Lee and certain stockholders of the Company as an inducement to Sara Lee to enter into the Asset Purchase Agreement described in Item 6. Except as set forth in the preceding sentence, Sara Lee has paid no consideration in connection with entering into the Stockholders' Agreement.

ITEM 4.   PURPOSE OF TRANSACTION

          On March 3, 1998, Sara Lee, the Company, and The Strouse, Adler Company ("Strouse Adler"), a wholly-owned subsidiary of the Company, entered into an Asset Purchase Agreement described in Item 6 of this statement. Pursuant to the terms of the Asset Purchase Agreement and subject to the conditions therein, Sara Lee has agreed to acquire substantially all of the assets and assume certain specified liabilities of Strouse Adler. Strouse Adler represents the sole operating assets of the Company. In order to induce Sara Lee to enter into the Asset Purchase agreement, Sara Lee and certain stockholders of the Company entered into a

CUSIP No.                            13D                     Page 4 of 14 Pages

Stockholders' Agreement concurrently with the execution of the Asset Purchase Agreement. The Stockholders' Agreement is described in Item 6 of this statement.

          Except as set forth in this Item 4, neither Sara Lee nor, to its knowledge, any of its executive officers or directors has any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the date hereof and as represented to Sara Lee by the Company, Sara Lee beneficially owns 181,280 shares of Common Stock and 489,131 shares of Preferred Stock representing, in the aggregate, as of March 3, 1998, approximately 36.7% of the 1,824,424 outstanding shares of capital stock of the Company having voting power with respect to the matters subject to the Stockholders' Agreement described in Item 6. To Sara Lee's knowledge, none of its executive officers or directors beneficially owns any Shares.

          (b) Sara Lee has the power to vote, or to direct the vote of, all 670,411 Shares reported herein for purposes of voting on those matters described in Item 6 and for the time periods specified therein. To Sara Lee's knowledge, none of its executive officers or directors has any sole or shared power to vote, or to direct the vote, or to dispose, or direct the disposition, of any Shares. Sara Lee has no power (sole or shared) to dispose or direct the disposition of any Shares.

          (c) Except as set forth above, neither Sara Lee nor, to its knowledge, any of its executive officers or directors has effected any transactions in the class of securities being reported on during the past 60 days.

          (d) A list of Stockholders of the Company, together with the number of Shares owned by such Stockholders, from whom Sara Lee obtained the right to vote or direct the vote of Shares for the purposes described in the Stockholders' Agreement (as described in Item 6) is provided in Annex II. For all purposes of this Schedule 13D, Sara Lee has relied on the representations of the Company and the Stockholders regarding numbers of Shares which are set forth in this document and the voting rights thereof which are described herein.

          (e) Sara Lee will cease to have the power to vote the Shares pursuant to proxies obtained from the Stockholders of the Company (as described in Item 6) upon the termination of the Asset Purchase Agreement described in Item 6. Sara Lee will cease to have the power to direct the vote of the Shares in accordance with the Stockholders' Agreement described in Item 6 upon the earlier of (i) September 15, 1998 (the date upon which any party to the Asset Purchase Agreement described in Item 6 may elect to terminate the Asset Purchase Agreement if the transactions contemplated thereby have not been consummated by that date) or (ii) the consummation of the transactions contemplated by the Asset Purchase Agreement described in
Item 6.

CUSIP No.                            13D                   Page 5 of 14 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ASSET PURCHASE AGREEMENT

     Pursuant to an Asset Purchase Agreement ("Asset Purchase Agreement"), dated March 3, 1998, by and among Sara Lee, The Company, and Strouse Adler, (the Company and Strouse Adler sometimes being individually and collectively called "Sellers") and subject to the terms and conditions therein, Sara Lee has agreed to acquire substantially all of the assets and assume certain specified liabilities of Strouse Adler (the "Acquisition").

     A copy of the Asset Purchase Agreement is included as Exhibit 1 hereto and the description of the Asset Purchase Agreement contained herein is qualified in its entirety by reference to such Exhibit, which is incorporated herein by reference.

STOCKHOLDERS' AGREEMENT

     As a condition of Sara Lee's execution and delivery of the Asset Purchase Agreement, certain stockholders of the Company ("Stockholders") and Sara Lee entered into a Stockholders' Agreement dated as of March 3, 1998 ("Stockholders' Agreement"). The Stockholders who entered into the Stockholders' Agreement and their ownership of Shares are set forth in Annex II of this statement. The Stockholders' Agreement provides, among other things, that each Stockholder is obligated to vote (i) in favor of the Acquisition and against any action that would result in a breach of any representation, warranty or covenant under the Asset Purchase Agreement, and
(ii) against the following: (a) any merger, consolidation, share exchange, business combination or other similar transaction with Strouse Adler or, except for certain Permitted Company Transactions (as defined below), with the Company; (b) any transaction in which any person (whether by itself or as a member of any "group" (as the term is defined in the Securities Exchange Act of 1934)) would acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) of, or the right to acquire beneficial ownership of, 5% or more of the outstanding voting capital stock of either of the Sellers; (c) any sale, lease, transfer or other disposition, directly or indirectly, of all or a substantial portion of the consolidated assets or the capital stock of Sellers; (d) any reorganization, recapitalization, dissolution or liquidation of Sellers; (e) any change in the board of directors of the Company; (f) any change in the present capitalization of the Company or any matter which could in any way dilute, reduce or adversely affect the aggregate voting power or rights of the Shares; or (g) any other action, including, without limitation, any amendment of the charter or by-laws of the Company which is intended, or could reasonably be expected to impede, interfere with, delay, discourage or adversely affect the Acquisition or the transactions contemplated by the Purchase Agreement or Stockholders' Agreement or the consummation or contemplated economic benefits of any of the foregoing. The Stockholders also appointed David Schreibman and Henry Kleeman, or any other employee of Sara Lee designated by either of them, to act for Stockholders as their proxy for purposes of voting the Shares as set forth above.

CUSIP No.                            13D                     Page 6 of 14 Pages


     As defined in the Asset Purchase Agreement, "Permitted Company Transactions" means any merger, consolidation, business combination or similar transaction to which the Company is a party on or prior to September 15, 1998, and pursuant to which the Company acquires any other entity or business, so long as, following such transaction all of the following terms are met: (i) the Company is the survivor of such transaction or has accomplished such transaction through a subsidiary of the Company, (ii) such transaction does not dilute, reduce or adversely affect the aggregate voting power of the Shares of capital stock held of record or owned beneficially by the Stockholders, (iii) any shares of capital stock of the Company issued or delivered in connection with such transaction have no voting rights (individually, as a class or otherwise) prior to the day following (a) the consummation of the transactions contemplated by the Asset Purchase Agreement or (b) September 15, 1998, whichever is earlier, and (iv) such transaction will not, and could not reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Asset Purchase Agreement, any additional agreements and documents executed or delivered by any party in connection with the Asset Purchase Agreement, or the consummation or contemplated economic benefits of the transactions contemplated thereby.

     Sara Lee will cease to have the power to vote the Shares pursuant to proxies obtained from the Stockholders of the Company upon the termination of the Asset Purchase Agreement. Sara Lee will cease to have the power to direct the vote of the Shares in accordance with the Stockholders' Agreement upon the earlier of (i) September 15, 1998 (the date upon which any party may elect to terminate the Asset Purchase Agreement if the transactions contemplated thereby have not been consummated by that date) or (ii) the consummation of the transactions contemplated by the Asset Purchase Agreement.

     A copy of the Stockholders' Agreement is included as Exhibit 2 hereto and the description of the Stockholders' Agreement contained herein is qualified in its entirety by reference to such Exhibit, which is incorporated herein by reference.

                                 *     *     *     *


     Except as summarized above, to Sara Lee's knowledge, there exist no contracts, arrangements, understandings or relationship (legal or otherwise) among Sara Lee and its executive officers or directors or between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No.                            13D                     Page 7 of 14 Pages


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     1. Asset Purchase Agreement, dated March 3, 1998, by and among Sara Lee Corporation, a Maryland corporation, The Aristotle Corporation, a Delaware corporation, and The Strouse, Adler Company, a Delaware corporation.

     2. Stockholders' Agreement, dated March 3, 1998, by and between Sara Lee Corporation, a Maryland corporation, and the other parties signatory thereto.

CUSIP No.                            13D                     Page 8 of 14 Pages

                                     SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 12, 1998

                                        SARA LEE CORPORATION



                                        By:     /s/ Janet Langford Kelly
                                           ------------------------------------
                                                    Janet Langford Kelly
                                              Senior Vice President, Secretary
                                                    and General Counsel

CUSIP No.                            13D                     Page 9 of 14 Pages

                                      ANNEX I


     Set forth below are the name, business address and present principal occupation of each of the directors and executive officers of Sara Lee. Except as otherwise noted, each person is a citizen of the United States and the business address of each person is c/o Sara Lee Corporation, Three First National Plaza, Chicago, Illinois 60602-4260 and persons residing outside the United States are citizens of the countries in which they reside.

                                         PRESENT PRINCIPAL OCCUPATION,
                                        CITIZENSHIP AND BUSINESS ADDRESS
              NAME                     (IF OTHER THAN AS INDICATED ABOVE)
              ----                    ------------------------------------

      DIRECTORS
      ---------

 Paul A. Allaire . . . . . .    Chairman and Chief Executive Officer
                                Xerox Corporation
                                800 Long Ridge Road
                                Stamford, CT  06904

 Frans H.J.J. Andriessen . .    Special Advisor
                                KPMG European Headquarters
                                54 Avenue Louise
                                B-1050 Brussels BELGIUM

 John H. Bryan . . . . . . .    Chairman and Chief Executive Officer
                                Sara Lee Corporation

 Duane L. Burham . . . . . .    Chairman and Chief Executive Officer
                                Abbott Laboratories
                                100 Abbott Park Road
                                Abbott Park, IL  60064

 Charles W. Coker  . . . . .    Chairman of the Board and Chief Executive
                                Officer
                                Sonoco Products
                                North 2nd Street
                                Hartsville, SC  29550

 James S. Crown  . . . . . .    General Partner
                                Henry Crown & Company
                                222 North LaSalle Street
                                Chicago, IL  60601

 Willie D. Davis . . . . . .    President
                                All-Pro Broadcasting, Inc.
                                161 North La Brea Avenue
                                Inglewood, CA  90301

CUSIP No.                            13D                    Page 10 of 14 Pages


                                         PRESENT PRINCIPAL OCCUPATION,
                                        CITIZENSHIP AND BUSINESS ADDRESS
              NAME                     (IF OTHER THAN AS INDICATED ABOVE)
              ----                    ------------------------------------

 Allen F. Jacobson . . . . .    Chairman and Chief Executive
                                Officer (Retired)
                                3M
                                3050 Minnesota World Trade Center
                                30 Seventh Street East
                                St. Paul, MN  55101


 Vernon E. Jordan, Jr. . . .    Senior Executive Partner
                                Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                1333 New Hampshire Avenue, N.W., Ste. 400
                                Washington, DC  20036

 James L. Ketelsen.  . . . .    Retired Chairman
                                Tenneco Inc.
                                1100 Louisiana Street, Ste. 450
                                Houston, TX  77002

 Hans B. van Liemt . . . . .    Retired Chairman
                                Board of Management
                                DSM N.V.
                                Het Overloon 1
                                6401 HJ Heerlen THE NETHERLANDS

 Joan D. Manley  . . . . . .    Group Vice President (Retired)
                                Time Incorporated
                                P.O. Box 1353
                                Dillon, CO  80435


 C. Steven McMillan  . . . .    President and Chief Operating Officer
                                Sara Lee Corporation


 Frank L. Meysman  . . . . .    Chairman, Board of Management
                                Sara Lee/DE
                                Vleutensevaart 100
                                3532 AD Utrecht THE NETHERLANDS

 Newton N. Minow . . . . . .    Counsel
                                Sidley & Austin
                                One First National Plaza
                                Chicago, IL  60603

CUSIP No.                            13D                    Page 11 of 14 Pages


                                         PRESENT PRINCIPAL OCCUPATION,
                                        CITIZENSHIP AND BUSINESS ADDRESS
              NAME                     (IF OTHER THAN AS INDICATED ABOVE)
              ----                    ------------------------------------


 Sir Arvi H. Parbo, AC . . .    Chairman
                                WMC Limited
                                Level 16, IBM Centre
                                60 City Road
                                Southbank, Victoria 3006 AUSTRALIA

 Rozanne L. Ridgway  . . . .    Chair
                                Baltic-American Enterprise Fund
                                1625 K Street NW
                                Washington, DC  20006


 Richard L. Thomas . . . . .    Retired Chairman
                                First Chicago NBD Corporation
                                One First National Plaza, Ste. 3950
                                Chicago, IL  60670


      EXECUTIVE OFFICERS
      ------------------

 John H. Bryan . . . . . . .    Chairman and Chief Executive Officer

 C. Steven McMillan. . . . .    President and Chief Operating Officer


 Frank L. Meysman. . . . . .    Executive Vice President
                                Vleutensevaart 100
                                3532 AD Utrecht
                                THE NETHERLANDS

 James R. Carlson. . . . . .    Senior Vice President

CUSIP No.                            13D                    Page 12 of 14 Pages

                                         PRESENT PRINCIPAL OCCUPATION,
                                        CITIZENSHIP AND BUSINESS ADDRESS
              NAME                     (IF OTHER THAN AS INDICATED ABOVE)
              ----                    ------------------------------------

 Gary C. Grom  . . . . . . .    Senior Vice President-Human Resources

 Janet L. Kelly  . . . . . .    Senior Vice President, Secretary and General
                                Counsel

 Mark J. McCarville  . . . .    Senior Vice President-Corporate Development


 Judith A. Sprieser  . . . .    Senior Vice President and Chief Financial
                                Officer

CUSIP No.                            13D                    Page 13 of 14 Pages


                                      ANNEX II

                                                                   SERIES E
                                                                 CONVERTIBLE
                                    TOTAL                         PREFERRED
                                   SHARES       COMMON STOCK,  STOCK, $.01 PAR
      NAME OF STOCKHOLDER        OUTSTANDING   $.01 PAR VALUE     VALUE (1)
      -------------------        -----------   --------------  ---------------

 Chaparral International
 Re (2)                              568,131         79,000          489,131

 John Crawford                        38,827         38,827

 Betsy Henley-Cohn                    29,226         29,226

 Sharon Oster                          8,327          8,327

 Raymond C. Fair                      25,900         25,900








------------------------------
(1) The Company has advised Sara Lee that the Series E Convertible Preferred Stock, $.01 par value per share, has one vote per share, and votes together with Common Stock of the Company on all matters with respect to which Sara Lee has the power to vote or direct voting under the Stockholders' Agreement.

(2) Geneve Corporation, the parent of Chaparral International Re, claims beneficial ownership of these shares.

CUSIP No.                            13D                    Page 14 of 14 Pages


                               INDEX TO EXHIBITS

                                                                   Sequentially
                                                                     Numbered
 Exhibit                        Description                            Page
 -------                      ---------------                         ------

   1. Asset Purchase Agreement, dated March 3, 1998, by and among Sara Lee Corporation, a Maryland corporation, The Aristotle Corporation, a Delaware corporation, and The Strouse, Adler Company, a Delaware corporation.

   2. Stockholders' Agreement, dated March 3, 1998, by and between Sara Lee Corporation, a Maryland corporation, and the other parties signatory thereto.


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                                                                     ----------